UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2012

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Reports Third Quarter 2012 Results Dated November 14 , 2012	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: November 14 , 2012	By:	/s/ Lior Shemesh
Name: Lior Shemesh
Title: CFO

EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +1.760.685.2007 lior.shemesh@alvarion.com

Elana Holzman, VP IR +972.3.645.7892 elana.holzman@alvarion.com

Alvarion® Reports Third Quarter 2012 Results

Tel Aviv, November 14, 2012 — Alvarion® Ltd. (NASDAQ:ALVR) a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, today announced its financial results for the third quarter of 2012.

Third Quarter Highlights

•	Revenues of $27.1 million, a 19.9% sequential decrease
•	GAAP net loss of ($0.33) per share; non-GAAP net loss of ($0.12) per share
•	Other income of $9.4 million recorded in connection with the sale an IP portfolio and a claim right

Management Comments

“During the third quarter we continued with the execution of the turnaround plan we initiated in mid-2012.  We made important progress in recent weeks with the sale of certain assets which brought over $20 million into the company without diluting our shareholders,” said Hezi Lapid, President and Chief Executive Officer of Alvarion. “At the same time, we are continuing our in depth review of our product roadmap and strategy which will help us focus on the right growth markets for Alvarion.  Overall, I believe that we are making progress in order to reach sustainable growth and profitability”.

Third Quarter 2012 Results

In the third quarter of 2012, revenues were $27.1 million, a decrease of 19.9% from $33.8 million in the second quarter of 2012, and a decrease of 42.4% from $47.0 million in the third quarter of 2011.

GAAP net loss in the third quarter of 2012 was ($20.6) million, or ($0.33) per share, including inventory write-off of approximately $20.8 million, offset by income from the sale of a patent portfolio and a claim right for approximately $9.4 million. This compares to a net loss of ($10.7) million, or ($0.17) per share in the second quarter of 2012, including restructuring and other charges of approximately $3.2 million.  GAAP net loss in the third quarter of 2011 was ($7.5) million, or ($0.12) per share, including other loss of approximately $7.1 million.

On a non-GAAP basis, excluding stock-based compensation, inventory write-off, income from the sale of a patent portfolio and a claims right and other charges, the Company reported a net loss of ($7.7) million, or ($0.12) per share, compared with a non-GAAP net loss of ($5.8) million, or ($0.09) per share, in the second quarter of 2012, and a non-GAAP net income of $0.3 million, or $0.01 per share, in the third quarter of 2011.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the third quarter of 2012 and the comparative periods.

Cash used in operations in the third quarter of 2012 was $6.4 million.  As of September 30, 2012, cash, cash equivalents and investments, including restricted cash, totaled $15.2 million, after a $10 million principal loan repayment.  Total debt as of September 30, 2012, was $12 million.

Conference Call

Alvarion management will host a conference call today, November 14, 2012, at 9:00 a.m. EST to discuss third quarter 2012 results and other matters.

Please call the following dial in number to participate:
USA: +1 800-230-1074; International: +1 612-288-0329

The public is invited to listen to the live webcast of the conference call.  For details please visit Alvarion’s Investor Relations website at www.alvarion.com/investors/webcasts.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EST on November 14, 2012 through 11:59 a.m. EST on November 21, 2012.

To access the replay, please call:
USA: +1 800-475-6701; International: +1 320-365-3844
To access the replay, users will need to enter the following code: 269194

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine	Nine	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	June 30,
	2012	2011	2012	2011	2012

Sales	$94,185	$148,818	$27,065	$46,956	$33,810

Cost of sales	58,166	96,016	16,915	27,957	21,329
Inventory write-off	20,836	-	20,836	-	-

Gross profit	15,183	52,802	(10,686)	18,999	12,481

Operating expenses:
Research and development, net	20,256	20,611	5,854	6,393	7,527
Selling and marketing	23,091	28,376	6,343	8,940	8,074
General and administrative	10,714	10,668	4,692	3,431	2,762
Amortization of intangible assets	1,676	-	558	-	559
Other charges (*)	3,519	7,128	358	-	3,161
Acquisition related expenses (**)	861	-	287	-	285
Other income from sale of patents	(4,200)	-	(4,200)	-	-
Sale of claim right	(5,170)	-	(5,170)	-	-

Total Operating expenses	50,747	66,783	8,722	18,764	22,368

Operating income (loss)	(35,564)	(13,981)	(19,408)	235	(9,887)

Other loss	-	(7,144)	-	(7,144)	-

Financial expenses, net	(2,624)	(469)	(1,178)	(552)	(849)

Net loss before Tax	(38,188)	(21,594)	(20,586)	(7,461)	(10,736)

Income Tax	-	-	-	-	-

Net loss	(38,188)	(21,594)	(20,586)	(7,461)	(10,736)

Basic net loss per share:
	(0.61)	(0.35)	(0.33)	(0.12)	(0.17)
Weighted average number of shares used in computing basic net loss per share	62,451	62,291	62,520	62,307	62,442

Diluted net loss per share:	(0.61)	(0.35)	(0.33)	(0.12)	(0.17)

Weighted average number of shares used in computing diluted net loss per share	62,451	62,291	62,520	62,307	62,442

(*) Results of organizational change and other.
(**) Charges related to the acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three Months Ended				Three Months Ended
	Sept 30,				June 30,
	2012				2012
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$27,065	$-		$27,065	$33,810

Cost of sales	16,915	(21	) (a)	16,894	21,174
Inventory write-off	20,836	(20,836)		-	-

Gross profit	(10,686)	20,857		10,171	12,636

Operating expenses:
Research and development, net	5,854	(69	) (a)	5,785	7,269
Selling and marketing	6,343	(65	) (a)	6,278	7,806
General and administrative	4,692	(34	) (a)	4,658	2,500
Amortization of intangible assets	558	(558	) (b)	-	-
Other charges	358	(358	) (c)	-	-
Acquisition related expenses	287	(287	) (d)	-	-
Other income from sale of patents	(4,200)	4,200		-	-
Sale of claim right	(5,170)	5,170		-	-

Total Operating expenses	8,722	7,999		16,721	17,575

Operating loss	(19,408)	12,858		(6,550)	(4,939)

Financial expenses, net	(1,178)	-		(1,178)	(849)

Net loss before Tax	(20,586)	12,858		(7,728)	(5,788)

Income Tax	-	-		-	-

Net loss	(20,586)	12,858		(7,728)	(5,788)

Basic net loss per share	$(0.33)			$(0.12)	$(0.09)

Weighted average number of shares used in computing basic net loss per share	62,520			62,520	62,442

Diluted net loss per share	$(0.33)			$(0.12)	$(0.09)

Weighted average number of shares used in computing diluted net loss per share	62,520			62,520	62,442

(a) The effect of stock-based compensation.

(b) The effect of amortization of purchased intangibles.

(c) Results of organizational change and other.

(d) Charges related to the acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
DISCLOSURE OF NON-US GAAP NET INCOME
FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS
EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES,
RESTUCTURING EXPENSES AND OTHER CHARGES
U.S. dollars in thousands (except per share data)

	Nine	Nine	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	June 30,
	2012	2011	2012	2011	2012

Net income (loss) according to US GAAP	$(38,188)	$(21,594)	$(20,586)	$(7,461)	$(10,736)

Amortization of intangible assets	1,676	-	558	-	559

Stock based compensation expenses related to ASC 718	1,757	2,656	189	642	943

Other charges (*)	3,519	7,128	358	-	3,161

Acquisition related expenses (**)	861		287	-	285

Inventory write-off	20,836		20,836	-	-

Sale of Claim Rights	(5,170)		(5,170)	-	-

Other (income) loss (***)	(4,200)	7,144	(4,200)	7,144	-

Net Income (loss) excluding amortization of acquired intangibles, stock based compensation and other expenses	$(18,909)	$(4,666)	$(7,728)	$325	$(5,788)

Basic net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(0.30)	$(0.07)	$(0.12)	$0.01	$(0.09)

Weighted average number of shares used in computing basic net earnings (loss) per share	62,451	62,291	62,520	62,307	62,442

Diluted net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and other expenses	$(0.30)	$(0.07)	$(0.12)	$0.01	$(0.09)

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,451	62,291	62,520	63,872	62,442

(*) Results of organizational change and other.
(**) Charges related to the acquisition of Wavion in November 2011.
(***) Results of one time charges related to customer and income from the sale of patent.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	Sept 30,	June 30,
	2012	2012
ASSETS
Cash, cash equivalents, short-term and long-term investments	$13,748	$31,968
Restricted cash	1,500	-
Trade receivables	37,984	41,477
Other accounts receivable	15,876	9,657
Inventories	18,621	37,579

LONG TERM Trade receivables	5,561	5,470

PROPERTY AND EQUIPMENT, NET	7,916	8,763

GOODWILL AND INTANGIBLE ASSETS, NET	31,657	32,214

TOTAL ASSETS	$132,863	$167,128

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Current maturities of long term loan	$12,032	$7,545
Trade payables	18,782	29,685
Other accounts payable and accrued expenses	44,165	37,792

Total current liabilities	74,979	75,022

Long term accrued expenses	17	74
Long term employees liabilities	560	618
Long term others liabilities	6,232	6,661
Long term loan	-	14,677

Total long term liabilities	6,809	22,030

TOTAL LIABILITIES	81,788	97,052

SHAREHOLDERS' EQUITY	51,075	70,076

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$132,863	$167,128

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three
Months ended
September 30, 2012

Cash flows from operating activities:
Net loss	$(20,586)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	979
Amortization of intangibles assets	557
Stock based compensation expenses ASC 718	191
Decrease in trade receivables	3,493
Increase in other accounts receivable and prepaid expenses	(6,110)
Decrease in inventories	18,958
Increase in long term trade receivable	(91)
Decrease in trade payables	(10,903)
Increase in other accounts payables and accrued expenses	7,658
Decrease in long term accreued expenses	(57)
Decrease in long term employees liabilities	(58)
Decrease in long term liabilities	(429)
Net cash used in operating activities	(6,398)

Cash flows from investing activities:
Purchase of fixed assets	(132)
Investment in restricted cash	(1,500)
Net cash used in investing activities	(1,632)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	-
Repayment of long term loan	(10,190)
Net cash Used in financing activities	(10,190)

Decrease in cash, cash equivalents, short-term and long-term investments	(18,220)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	31,968
Cash, cash equivalents, short-term and long-term investments at the end of the period	$13,748

About Alvarion

Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 turnaround plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to fully and effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; our inability to comply with covenants included in our financing agreements; our inability to raise sufficient funds to continue our operations, either through equity issuances or asset sales; and other risks detailed from time to time in the Company’s annual reports on Form 20-F as well as in other filings with the U.S. Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the U.S. Securities and Exchange Commission, which this press release will be a part of.

To receive Alvarion's press releases please contact Sivan Farfuri, sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.